

Mail Stop 3561

March 22, 2017

<u>Via E-mail</u>
Cale Thomas
Chief Financial Officer
Rise Resources, Inc.
488-1090 West Georgia Street
Vancouver, British Columbia, Canada V6E 3V7

**Re: Rise Resources, Inc.
          Form 10-K for the Fiscal Year Ended July 31, 2016
          Filed October 31, 2016
          File No. 000-53848**

Dear Mr. Thomas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining